

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 6, 2009

Ms. Patricia M. Bedient
Weyerhaeuser Company
Federal Way, Washington 98063-97777

> **RE: Weyerhaeuser Company**
> **Form 10-K for the fiscal year ended December 31, 2008 Filed**
> **February 26, 2009**
> **Definitive Proxy Statement Filed March 10, 2009**
> **File # 1-4825**

Dear Ms. Bedient:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Liquidity and Capital Resources, page 47

1. Given the importance of available funding to your business, please revise future filings to include a specific and comprehensive discussion of the terms of the significant covenants within each of your debt agreements. In addition, if you believe that it is reasonably likely that you will not meet any significant debt

covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Critical Accounting Policies, page 51
Long-Lived Assets and Goodwill, page 52

2. To enable investors to better understand your impairment assessment of real estate assets in process of development and for sale relative to your current market conditions, as well as to allow investors to better assess the likelihood of potential future impairments, please revise future filings to disclose and discuss the following for each period presented:

- A detailed discussion of how you perform your impairment analysis under FAS 144;
- The number of communities evaluated for impairment;
- The number of communities impaired and the remaining carrying value of those communities;
- The number of lots under option that were abandoned and the number that remain;
- A sensitivity analysis of your significant assumptions;
- Quantitative information regarding any significant known trends;
- Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

Definitive Proxy Statement Filed March 10, 2009

Directors Compensation, page 10

3. Please clarify why you have not disclosed the aggregate number of equity awards outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv).

Compensation Discussion & Analysis, page 14
Determination of Compensation, page 15
Total Compensation, page 15

4. Please analyze how the Compensation Committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers or modify the manner in which your compensation program is implemented. Describe how and why the Compensation Committee found the tally sheet useful in determining the various elements of compensation for the named executive officers.

Performance Management, page 15

5. You state that results under the Performance Management Process affect the compensation decisions with respect to salary increases, annual cash incentive awards and long-term incentive awards. Provide a materially complete description of the correlation between performance, as guided by the Performance Management Process, and the payouts actually made to each of your named executive officers in 2008. Please understand that discussion of the various items of corporate and individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2007. For example, we note minimal, if any, analysis as to how the ultimate level of annual stock options, stock appreciation rights, and restricted stock awards were determined. For each named executive officer state the factors that were considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Compensation Committee determined that the levels of compensation were appropriate in light of the factors considered. Refer also to comments 5 and 8 of our letter dated March 27, 2008 relating to your December 31, 2007 Form 10-K.

Peer Groups, page 17

6. Please clarify the statement in the last paragraph on page 17 that "[t]he peer group and survey data generally is weighted into a market composite based on equal weighting between the data sources, though the Committee may review the data separately." In addition, as the prior statement appears to be a general observation about the committee's practices, please clarify the extent to which compensation decisions are derived from a comparison to peer companies or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent specific elements of compensation are tied to a benchmark, discuss where actual payments and awards fall within this targeted range, and to the extent that actual compensation was outside of this range, provide an explanation of the reasons for this. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Compensation Components, page 18
Base Salary, page 18

7. We note that the salary increases received by Messrs. Gideon and Chandrasekaran were due, in part, to performance. With a view toward future disclosure, please tell us the nature of the performance for which Messrs. Gideon and

Chandrasekaran were rewarded. In doing so, please tell us how their performance was evaluated under the Performance Management Process, as we note your disclosure on page 16 that "PMP results for an employee affect the employee's salary increases."

Long-Term Incentive Compensation, page 21
Stock Options and Stock Appreciate Rights, page 22

8. We note that Mr. Gideon's grant exceeded his target award because of his performance. Please tell us the nature of the performance for which Mr. Gideon was rewarded. In doing so, please tell us how his performance was evaluated under the Performance Management Process.

9. Please tell us why you have not discussed in CD&A the equity award made to Mr. Neeser on April 16, 2008. The description of this award on page 34 indicates that the award was made to reward "superior performance."

Grants of Plan-Based Awards for Fiscal 2008, page 33

10. We note that in the "Grant Date Fair Value of Stock and Option Awards" column you have provided values on a per-share basis. In future filings, please disclose values in this column on an aggregate basis rather than a per-share basis. Please refer to Item 402(d)(2)(viii) of Regulation S-K.

11. Please clarify why you have provided information in the "Grant Date Fair Value of Stock and Option Awards" column only for option awards and not for stock awards as well.

Equity Awards, page 34
April 16, 2008 Option Grant, page 34

12. This disclosure appears to concern the award of a single type of security but the disclosure refers to both stock appreciation rights and stock options. Please ensure that your terminology is consistent with the type of equity awards granted to your named executive officers.

Outstanding Equity Awards at Fiscal Year-End, page 36

13. We note that in the footnotes to the table you have provided vesting information for the listed awards but have not included the actual vesting dates for the awards. In future filings, please disclose the vesting dates. Please refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Pension Benefits, page 38

14. We note that in footnote two to the table you reference your audited financial statements for fiscal year 2008 generally to provide the assumptions disclosure required by Instruction 2 to Item 402(h)(2) of Regulation S-K. In future filings, rather than referencing your financial statements generally, please disclose a cross-reference to the specific discussion of those assumptions in, as appropriate, your financial statements, the footnotes to your financial statements or your MD&A discussion in your annual report.

15. We note in the second paragraph of the narrative disclosure that accompanies the table that "[u]nder the deferral plan, executive officers can choose to defer all or a portion of any cash incentives into a deferral account denominated in Weyerhaeuser common stock equivalent units with a 15% premium applied if payment is delayed for at least five years." With a view toward future disclosure, please show us how the premium is calculated, preferably by reference to an illustrative example.

Potential Payments upon Termination or Change in Control, page 42
Potential Payment Amounts, page 43

16. We note your tables setting forth information regarding potential payments upon termination or change-in-control. In future filings, if you include such tabular disclosure, please expand the tables to include the total amounts you would be required to pay your named executive officers under the various scenarios set forth the in the tables.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768. Please contact Dieter King, Staff Attorney, at (202) 551-3338 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.
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Sincerely,

John Cash
Accounting Branch Chief